Filed pursuant to Rule 433
Registration Statement No. 333-164563
Zion Oil & Gas Newsletter
June 10, 2010
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Dear Shareholder and/or Friend of Zion

As Zion's annual meeting is scheduled to take place on Monday, June 14, 2010, in Israel, we are distributing this email one day earlier than normal. This will give those who are not attending the meeting and have not yet voted, a chance to vote. You can vote either by returning your prepaid voting card, by telephone or by way of the Internet.

For everyone with an interest in Israel and its energy resources, we are living through momentous times!

Recently, 'Oil & Gas in Israel' has been featured in Israel's business news as almost a daily headline event. For example:

On June 2, 2010, Israel's business press reported that the estimated natural gas reserves in the Tamar offshore license have been increased... again. They have nearly doubled since the first estimates were published in 2009 and represent approximately 35 years of Israel's natural gas needs at projected 2012 demand rates.

On June 3, 2010, Israel's business press reported that initial seismic analysis indicated that the Leviathan prospect, offshore Israel, is estimated at double the size of the Tamar discovery.

Clearly the prediction of the United States Geological Survey's report in April 2010 that estimated the undiscovered oil and gas resources of the Levant Basin at a mean of 1.7 Billion barrels of recoverable oil and 122 Trillion cubic feet of recoverable gas in the Levant Basin is beginning to unfold before our very eyes.

As all of Zion's exploration areas fall within the Levant Basin... we are very optimistic regarding our petroleum exploration areas, onshore Israel.

(You can read the USGS Report if you click here.)

Zion Oil & Gas, Inc. was established 10 years ago, at a time when the idea of 'Oil in Israel' was seen as 'very unlikely' (to say the least), as the last major discovery in Israel was the Heletz field (onshore southern Israel) in 1955. Subsequently, Heletz produced more than 17 million barrels of oil.

Now, we have seen a massive gas discovery offshore and even, in December 2009, an announcement of an onshore gas discovery, in another company's license area, just to the south of Zion's license area.

The year 1955 was also the one in which Frank Sinatra first sang, "Love & Marriage go together like a Horse & Carriage". From our perspective, where there is 'Gas', there is likely to be 'Oil'. We all know the term 'Oil & Gas'...

When Zion's Founder and Chairman of the Board, John Brown, heard the recent news regarding the offshore gas deposits, he pointed to Isaiah 60:5:

"Then you will see this and rejoice, and your heart will be thrilled with joy, because the riches of the sea will be brought to you. The wealth of the nations will come to you."

He commented that, in the short space of ten years, Zion Oil & Gas, Inc. has achieved much. Today, Zion's extensive petroleum exploration areas are very close to world class natural gas discoveries and, in a few weeks, Zion plans to drill the Ma'anit-Joseph #3 well, deep to reach the Permian geologic layer, in the Ma'anit structure.

“Whatsoever the Lord pleased, that did he in heaven, and in earth, in the seas, and all deep places.”

Psalms 135:6

As you can read below, there is much pre-drilling operational activity, whether with the field seismic acquisition that is currently under way, the sourcing of drill pipe and other necessary equipment or our petroleum engineers fine-tuning the well design for Zion's next well.

Of course, none of this could take place without our loyal and, we believe, 'heaven sent' stockholders who enable us to carry out our work in Israel. Without your continued support, we would be hard-pressed to continue at our current pace, as exploration costs are substantial.

We believe that, subject to the final permits, we are approximately ten weeks away from spudding our next well, the Ma'anit-Joseph #3 and hopefully much closer to the day when we can also announce a discovery.

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A NEW ZION FILM - to watch the film, please click here

As I write, over 1,650 people have viewed our latest film, in which Bill Ottaviani (Zion's President and Chief Operating Officer) and I discuss our goal to establish Zion Drilling, Inc. and purchase Aladdin Middle East Ltd's 2,000 horsepower drilling rig, as soon as practicable.

The film gives you a chance to learn the strategic thinking behind some of our business decisions. If you haven't yet watched the film, please take a few minutes to do so and please share the link to the film with your friends.
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RIGHTS OFFERING

Under the rights offering (see www.zionoil.com/investor-center) Zion stockholders, at the close of business on May 6, 2010, were issued, at no charge, the following

ONE subscription right for every TWO shares of stock owned (as of the close of business on May 6, 2010).

Each subscription right entitles the holder to purchase one share of Zion stock at a price of $5.00, irrespective of the market price at the time of purchase.

The subscription rights may be exercised at any time prior to the end of June 2010. However, after 5:00 pm EDT on June 30, 2010, unexercised subscriptions rights will expire with no residual value.

Please note that if you want to exercise your rights and you hold your stock in a brokerage account, then you will need to contact your broker to determine when and how you can exercise your rights, as each individual brokerage firm has their own timeline and procedures for processing subscriptions.

As detailed in the press release, we plan to use the proceeds from the rights offering: (a) to purchase a 51% interest in a new yet to be established company (Zion Drilling, Inc. that will own a 2,000 horsepower drilling rig), (b) to drill further 'deep' exploration wells on Zion's licenses in Israel (in continuation of Zion's oil and gas exploration efforts) and (c) for general corporate purposes.

This opportunity is only available until June 30, 2010, in less than 20 days.

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With regard to 'Operations', we are now preparing for the next well, as you can read.

The Issachar-Zebulun Permit Area

Zion and the Geophysical Institute of Israel (GII) have signed an agreement for GII to acquire approximately 32 kilometers of seismic data in Zion's Issachar-Zebulun Permit area. Zion will use this seismic data in search of geologic prospects that we hope can be matured into new well candidates.

Field acquisition of seismic began in the Jordan River Valley region on June 6. The weather report from the field thus far has been “hot, dry, and calm”.  While this makes for a long day for the field workers, these conditions are very desirable for acquiring seismic data.  Several kilometers of data have already been acquired and preliminary indications are that overall data quality is good.

Seismic acquisition will continue through June after which the collected data will be “processed” and interpreted for use in a geologic model of the area.

Processing seismic data means the conversion of sound wave data into a two-dimensional (2D) graphic image depicting the various layers of subsurface rock in which the sound waves were reflected.  These sound waves were of course generated at the surface during the seismic acquisition process.

A final ‘processed’ 2D image might look something like this example noted here:

Our geologists will then interpret this imagery as a basis for determining if all the necessary geological elements are in place for creating a drilling prospect.  .

Ma'anit-Joseph #3 Well (M-J #3)

As previously noted, we have implemented a bidding process for key equipment and services needed for the M-J #3 well and that early indications of response from our selected vendors have been very favorable.  The bidding process is now closed and we are extremely pleased with the results.

To cite a few metrics regarding the process, we created (8) equipment and service categories targeting (39) companies – both local and international.  These categories included casing, casing hardware, wellheads, drill bits, cementing service, mud and drilling fluids service, wireline and logging service, and equipment rentals.  A total of (47) bid packages were issued and (38) offers received…a very respectable 81% positive response rate.

We are now working through each category of bids, focusing first on those that are most time-sensitive so that we have the equipment or service we need, on location, when the well is spud.  Several purchase orders for this critical equipment have already been placed.

We continue to be encouraged by the pace in which “permitting” for the new well is occurring.  As noted last time, permitting a well in Israel is a lengthy and time consuming process.  Yet, we feel that we are ‘on track’ in working with the various regulatory agencies to ensure that we are fully compliant with the law and that we properly address the legitimate issues of other concerned stakeholders in the project.

With vendor selection and well permitting moving along according to plan, we now turn our attention to construction of the well site itself.  To this end, we are using the same philosophy we did in our bidding process for well equipment and services.  That is, we will seek out the best contractors that are capable of doing the job to our specifications and who offer the best overall value to Zion.

Ultimately, we want to position ourselves to begin well site construction immediately after the final permit is ‘in hand’ that allows construction activity to begin.  Our expectation is that this timing will occur sometime in July.  Site construction can last about one month.

Overall, work continues at a steady and productive pace in getting ready for a summer 2010 spud date of the Ma'anit-Joseph #3 well.

Elijah #3 Well

As previously noted, the Elijah #3 well was drilled to a depth of approximately 10,938 feet (3,334 meters) when the drill string became stuck within the Asher Volcanics section of the hole. After recovering a significant portion of the stuck drill pipe, progress in recovering the remainder of the pipe slowed and the decision was made to temporarily suspend drilling operations pending further analysis of the situation.

We have decided to acquire approximately 32 kilometers of additional field seismic data (in Zion's Asher-Menashe License area) that will help us to resolve certain questions regarding the geology of the area surrounding the Elijah #3 well. GII will perform this seismic acquisition work following the work being done for us in the Issachar-Zebulun permit area.

Ma'anit-Rehoboth #2 Well (M-R #2)

This well is currently temporarily suspended for possible future use as an offset well to the Ma'anit-Joseph #3 (M-J #3) well (see above) which is to be drilled a short distance away.

It is important to note that while the M-J #3 well is just a short distance from the M-R #2 well, the geologic target for the M-J #3 well is completely different than the zones tested in M-R #2.  We are drilling to the deep “Permian” structure in M-J #3; whereas the various intervals tested in M-R #2 were shallower and comprised of younger, Triassic, age rocks.  As such, the results of testing the M-R #2 well are not correlative to what we expect should we reach and test the Permian in the M-J #3 well.

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2010 Annual Meeting of Stockholders

The annual meeting is scheduled to take place at the Dan Caesarea Hotel in Caesarea, Israel at 2:00 p.m. (local time) on Monday, June 14, 2010.

The Zion shareholders own Zion Oil & Gas, Inc., but management can only manage Zion effectively if you support us by voting your shares.

If you have already voted... thank you!

But if you haven't yet voted... please take action and...

PLEASE VOTE YOUR ZION STOCK TODAY

In prior years, the SEC allowed brokers to vote the shares of stockholders who held shares at the broker but did not express an opinion as to how they wished to vote their shares.

The new rules do not allow your shares to be voted on certain items without you personally voting your shares, so please vote your shares today.

You can vote either by returning your prepaid voting card, by telephone or by way of the Internet.

Your vote really does count, so please take a very few minutes in order to exercise your right as a Zion Oil & Gas stockholder.

"In your good pleasure, make Zion prosper..."

Psalm 51:18

Thank you for your support of Zion, and

Shalom from Israel

Richard Rinberg

CEO of Zion Oil & Gas, Inc.

www.zionoil.com

FORWARD LOOKING STATEMENTS: Statements in this communication that are not historical fact, including statements regarding Zion's planned operations, geophysical and geological data and interpretation, anticipated attributes of geological strata being drilled, drilling efforts and locations, the presence or recoverability of hydrocarbons, the sufficiency of cash reserves, ability to raise additional capital, the successful establishment of the drilling subsidiary and the negotiation and execution of definitive agreements with AME (the current owner of the drilling rig) with respect thereto, timing and potential results thereof and plans contingent thereon are forward-looking statements as defined in the "Safe Harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward looking statements are based on assumptions that are subject to significant known and unknown risks, uncertainties and other unpredictable factors, many of which are described in Zion's periodic reports filed with the SEC and are beyond Zion's control. These risks could cause Zion's actual performance to differ materially from the results predicted by these forward-looking statements. Zion can give no assurance that the expectations reflected in these statements will prove to be correct and assumes no responsibility to update these statements.

NOTICE
Zion Oil & Gas, Inc. has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about Zion Oil & Gas and its offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Zion Oil & Gas will send you the prospectus if you request it by calling toll free 1-888-TX1-ZION (1-888-891-9466).

Contact Information
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More information about Zion is available at www.zionoil.com or by contacting Michael Williams at Zion Oil & Gas, Inc., 6510 Abrams Rd., Suite 300, Dallas, TX 75231; telephone 1-214-221-4610; email: dallas@zionoil.com
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